07004588

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

8-22741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edwin C. Blitz Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Waukegan Rd. - Suite 101
(No. and Street)

Northfield (City) IL (State) 60093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin C. Blitz (847) 446-7890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kokoron & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

120 Hunters Hill Court (Address) Argyle (City) Texas (State) 76226 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2007 WASH. D.C. 213

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/16

AB 3/19

OATH OR AFFIRMATION

I, Edwin C. Blitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edwin C. Blitz Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

OFFICIAL SEAL
WILLIAM T BRINGHAM JR
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: ~~02/20/05~~ 2/24/09

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDWIN C. BLITZ INVESTMENTS, INC.
INFORMATION FILED IN ACCORDANCE WITH FORM X-17A-5 AND RULE 17a-5 (b) (4) OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006 AND 2005

KOKORON & ASSOCIATES, LTD.
120 Hunters Hill Court
Argyle, Texas 76226
(214) 668 - 4106

Edwin C. Blitz Investments, Inc.
Northfield, Illinois

We have audited the accompanying balance sheets of Edwin C. Blitz Investments, Inc. as of December 31, 2006 and 2005, and the related statements of income and retained earnings and statements of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edwin C. Blitz Investments, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Kokoron & Associates, Ltd

February 19, 2007

Edwin C. Blitz Investments, Inc.
Balance Sheet

	December 31, 2006	December 31, 2005
Assets		
Current Assets:		
Cash	$ 30,940	$ 53,518
Accounts Receivable	18,764	45,458
Total Current Assets	49,704	98,976
Investments (Note 3)	15,850	8,650
Total Assets	$ 65,554	$ 107,626
Liabilities and Equity		
Current Liabilities:		
Accounts Payable	$ 225	$
Payable - Commissions	6,012	34,529
Total Liabilities	6,237	34,529
Equity:		
Owner's Equity		
Common Stock	50,000	50,000
Retained Earnings	9,317	23,097
Total Equity	59,317	73,097
Total Liabilities and Equity	$ 65,554	$ 107,626

See Accompanying Notes to Financial Statements

Edwin C. Blitz Investments, Inc.
Statements of Income and Retained Earnings and Owner's Equity

	Year Ended December 31, 2006	2005
Income:		
Commissions	$453,354	$654,326
Operating Expenses:		
Commissions	301,760	432,440
Gross wages	117,374	123,700
Professional fees	4,047	11,727
Insurance	10,404	9,805
Publications	6,676	7,121
Payroll taxes	9,424	9,900
Registration fees	4,731	4,655
State Franchise Taxes	288	
Office expense	5,688	11,689
Travel and entertainment	6,742	5,819
Total Operating Expenses	467,134	616,856
Net Income (Note 4)	(13,780)	37,470
Retained Earnings - Beginning	23,097	(14,373)
Dividends	0	0
Retained Earnings - Ending	$9,317	$23,097

See Accompanying Notes to Financial Statements

Edwin C. Blitz Investments, Inc.
Statements of Cash Flow

	Year Ended December 31, 2006	2005
Cash Flow From Operating Activities:		
Cash received from clients	$480,048	$621,522
Cash paid for operating activities	495,426	588,666
Net cash provided by operations	(15,378)	32,856
Increase in Investments	(7,200)	
Cash at beginning of year	53,518	20,662
Cash at end of year	$30,940	$53,518

	2006	2005
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income (Loss)	($13,780)	$37,470
Adjustments to reconcile net income to net cash provided by operations		
Decrease (Increase) in accounts receivable	26,694	(32,804)
Increase (Decrease) in accounts payable	(28,292)	28,190
Total adjustments	(1,598)	(4,614)
Net cash provided by operating activities	($15,378)	$32,856

Edwin C Blitz Investments, Inc.
Notes to Financial Statements
December 31, 2006

Note 1 – Nature of Operations and Significant Accounting Policies:-

The Company is operated as an Illinois corporation, having its incorporation effective January 1, 2001. The Company is engaged in the sale of securities. Commission revenue and related commission expenses are recognized at the time investments are purchased or sold for the benefit of customers.

Note 2 – Net Capital and Net Capital Requirements:-

Pursuant to the net capital provisions of rule 15c-1 of the Securities Exchange Act of 1934, the business is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 the Company had a net capital and net capital requirements of $31,861 and $5,000 respectively.

Note 3 – Investments:-

Investments are carried on the books of the Company on a lower of cost or market. As of December 31, 2006 and 2005 the value reflects the cost of the securities owned. In the computation of net capital for the company the investments are reflected at no value due to the restrictions on ownership of the investments.

Note 4 – Income Taxes:-

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and as such all net income is taxed to the shareholder directly. The Company as not subject to taxes on income and as such no provision for income taxes is required at the corporate level.

Edwin C. Blitz Investments, Inc.
Computation of Net Capital
December 31, 2006

Total ownership equity	$59,317
Deduct ownership equity not allowed for net capital	11,606
Total ownership equity qualified for net capital	47,711
Add other credits	0
Total capital and allowable subordinated liabilities	47,711
Other deductions or charges - nonallowable assets	0
Other additions or credits - unrealized gain on investments	5,703
Net capital before haircuts on securities positions	53,414
Haircuts on securities:	
U.S. Government obligations	0
Corporate obligations	0
Other securities	3,233
Net Capital	$50,181

Edwin C. Blitz Investments, Inc.
Statement Relative to Existence of Material Differences under rule 17a-5 (d) (4)
December 31, 2006

A reconciliation under the provisions of Rule 17a-5 (d) (4) is not required as no material differences are present.

KOKORON & ASSOCIATES, LTD.
120 Hunters Hill Court
Argyle, Texas 76226
(214) 668 - 4106

Edwin C. Blitz Investments, Inc.
Northfield, Illinois

Pursuant to the provisions of subparagraph (K) (2) (ii) of the Securities Exchange Act of 1934, it has been determined that Edwin C. Blitz Investments, Inc. is not subject to the provisions of Rule 15c3-3 of said Act as of December 31, 2006, and there was no evidence to our knowledge of any transactions of Edwin C. Blitz Investments, Inc. during the calendar year 2006 that would have made the Company subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Exemption under the provisions of subparagraph (K) (2) (ii) of the Securities Exchange Act of 1934 is provided in that the broker-dealer cleared all customer transactions through another broker-dealer on a fully disclosed basis.

Pursuant to the provisions of Rule 15c3-1 (1), it has been determined that Edwin C. Blitz Investments, Inc. has, at all times for the year ending December 31, 2006, complied with the required capital of $5,000 by maintaining a net capital of not less than $5,000 for the period then ended.

In connection with our examination as of December 31, 2006 we state that we found no material inadequacy in (a) the accounting system, (b) the internal accounting controls and (c) the procedures for safeguarding securities. We make no recommendations for any corrective actions.

February 19, 2007

Kokoron + Associates, LTD.

KOKORON & ASSOCIATES, LTD.
120 Hunters Hill Court
Argyle, Texas 76226
(214) 668 - 4106

Edwin C. Blitz Investments, Inc.
Northfield, Illinois

We have examined the adequacy of Edwin C. Blitz Investments, Inc.'s design of internal controls and procedures over Anti- Money Laundering reporting rules, established under the US Patriot Act of 2001, as of December 31, 2006. The Company's management is responsible for the maintaining adequate internal control over required reporting. Our responsibility is to express an opinion on whether the internal control and procedures are adequate to meet such criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Edwin C. Blitz Investments, Inc.'s internal control and procedures over Anti-Money Laundering reporting is adequate, in all material respects, to prevent or detect misstatements in reporting on a timely basis as of December 31, 2006.

February 19, 2007 Kokoron & Associates, Ltd

END